PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

25 November 2005

[redacted]

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
7 November – Notification of additional listing of shares
11 November – Change in interest in shares
14 November – Change in interest in shares
15 November – Penguin wins British Brand of the Year at Walpole British ....
23 November – Notification of change in interests in shares
25 November – Financial Times makes three senior appointments

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 12/6

Press releases

07 November 2005
Notification of additional listing of shares

http://www.pearson.com/press/press_uploadfiles/20051107_additional_listing_o

Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 300,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 300,000 shares to be issued under the Employee Stock Purchase Plan.

Press releases

11 November 2005

Change in interest in shares

http://www.pearson.com/press/press_uploadfiles/20051111_change_of_interest:

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

11 November 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 271919

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 11 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 96,627,574 shares, now represents 12.018% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 9 November 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,997,162 shares outstanding)

Number of shares in which the Companies have an interest:

96,627,574

Name(s) of registered holder(s):

See Schedule B

As of 9 November 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**96,627,574**	**12.018%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	39,413,853	4.902%
• Capital International Limited	15,928,298	1.981%
• Capital International S.A.	3,576,729	0.445%
• Capital International, Inc.	6,941,422	0.863%
• Capital Research and Management Company	30,767,272	3.827%

Schedule of holdings in Pearson plc
As of 9 November 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,664,958
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,617,303
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	272,409
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	17,715,452
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	642,335
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	4,104,185
Cede & Co. 55 Water Street New York, NY 10006	195,263

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,492,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	129,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	11,100
Royal Trust	19,400
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	80,293
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,419,082
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	92,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	66,100

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	46,400
JP Morgan Chase Bank	1,118,567
TOTAL	39,413,853

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	306,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,886,748
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,685,638
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,383,515
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	248,071
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,639,389
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	807,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	350,700
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,209,668

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**15,928,298**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,317,542
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	376,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	173,618
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	52,500
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	357,980
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	3,576,729

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,167,757
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	769,405
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	23,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,679,650
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	180,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	39,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	73,300
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	98,200

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	446,557
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	69,500
State Street Bank & Trust Co.	591,996
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	25,800
Citibank	20,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	27,100
Citibank NA Toronto	307,357
State Street Australia Limited Australia	33,700
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	105,200

JP Morgan Chase Bank	282,200
TOTAL	6,941,422

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	**30,767,272**

Press releases

14 November 2005
Change in interest in shares

http://www.pearson.com/press/press_uploadfiles/20051114_change_of_interest:

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

14 November 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 252145

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 14 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 95,118,874 shares, now represents 11.831% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 10 November 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,997,162 shares outstanding)

Number of shares in which the Companies have an interest:

95,118,874

Name(s) of registered holder(s):

See Schedule B

As of 10 November 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**95,118,874**	**11.831%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	38,263,153	4.759%
• Capital International Limited	15,906,898	1.978%
• Capital International S.A.	3,519,129	0.438%
• Capital International, Inc.	6,662,422	0.829%
• Capital Research and Management Company	30,767,272	3.827%

Schedule of holdings in Pearson plc
As of 10 November 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,530,358
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,566,603
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	270,009
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	17,124,552
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	626,035
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	3,995,985
Cede & Co. 55 Water Street New York, NY 10006	194,863

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,449,600
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	126,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	11,100
Royal Trust	19,400
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	77,993
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	5,296,182
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	89,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	65,800

State Street Bank & Trust Co.	55,600
Citibank	13,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	45,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,800
Mellon Bank N.A. London Branch London United Kingdom	143,600
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	38,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,381,606

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	45,300
JP Morgan Chase Bank	1,082,067
TOTAL	38,263,153

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	306,562
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,885,848
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,684,438
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,380,115
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	248,071
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,636,889
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	805,700
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	349,000
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,199,268

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**15,906,898**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,281,942
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	363,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	167,118
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	50,900
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	356,980
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	3,519,129

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,072,057
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	739,405
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	22,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,612,850
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	174,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	37,900
Citibank London 11 Old Jewry London EC2R 8D8 UK	71,600
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	94,100

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	432,957
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	66,300
State Street Bank & Trust Co.	568,296
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	24,900
Citibank	20,100
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	26,200
Citibank NA Toronto	295,257
State Street Australia Limited Australia	32,600
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	101,500

JP Morgan Chase Bank	269,200
TOTAL	**6,662,422**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	30,767,272

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Press releases

15 November 2005

Penguin wins British Brand of the Year at Walpole British excellence awards 2005

London - At the Banqueting House, Whitehall last night, **Penguin** triumphed at the annual Walpole British Excellence Awards, winning in the British Brand of the Year category, sponsored by Mastercard.

The evening honoured seven major British names, including the **Financial Times** for British Excellence Overseas, the **Clore Duffield Foundation** for British Cultural Excellence and the **England Cricket Team** for British Sporting Excellence. Additionally Medals of Excellence were presented to **Lord Coe**, for spearheading London's successful Olympic bid, and **Stephen Fry** , who hosted this year's awards.

In the British Brand of the Year category, Penguin was shortlisted alongside Duchy Originals, Freeplay Energy, Green & Black's and Mulberry. The group was judged by Wally Olins from Saffron Brand Consultants and Nick Hurrell from M & C Saatchi. Previous winners include: Burberry (2001), Jaguar Cars (2002), Land Rover (2003) and Triumph Motorcycles (2004).

Penguin Marketing and Publicity Director, Joanna Prior, accepted the silver Asprey-crafted award on behalf of Penguin, commenting "Penguin is delighted to have won this prize, particularly given the quality and reach of the other brands on the shortlist. Seventy years after Allen Lane brought great books, beautifully packaged to the largest possible audience, it is wonderful to see his legacy honoured by Walpole in 2005."

For further information please contact:

Claire O'Neill on (020) 7010 3257 or email claire.o'neill@uk.penguingroup.com

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Press releases

23 November 2005
Notification of change in interests in shares

http://www.pearson.com/press/press_uploadfiles/20051123_change_of_interest

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

23 November 2005

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 599874

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 23 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 88,364,483 shares, now represents 10.991% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jennifer Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RK
UK

Date: 21 November 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (803,997,162 shares outstanding)

Number of shares in which the Companies have an interest:

88,364,483

Name(s) of registered holder(s):

See Schedule B

As of 21 November 2005

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**88,364,483**	**10.991%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	33,609,769	4.180%
• Capital International Limited	15,287,891	1.901%
• Capital International S.A.	3,300,529	0.411%
• Capital International, Inc.	5,399,022	0.672%
• Capital Research and Management Company	30,767,272	3.827%

Schedule A

Schedule of holdings in Pearson plc
As of 21 November 2005

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,049,858
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,396,003
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	262,109
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia	2,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	14,618,853
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	566,435
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	3,598,485
Cede & Co. 55 Water Street New York, NY 10006	190,963

Deutsche Bank Mannheim	2,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,291,200
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	115,800
Citibank London 11 Old Jewry London EC2R 8DB UK	11,100
Royal Trust	18,300
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	42,593
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,769,797
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	80,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	61,200

State Street Bank & Trust Co.	53,000
Citibank	8,800
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	2,200
Citibank NA Toronto	44,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,100
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,800
Mellon Bank N.A. London Branch London United Kingdom	126,400
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	35,600
Mellon Nominees (UK) Limited 160 Buchanan Street Glasgow G1 2DY United Kingdom	1,272,406

HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	42,200
JP Morgan Chase Bank	941,067
TOTAL	**33,609,769**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	192,862
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,838,048
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	1,680,938
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,356,615
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	83,200
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	248,071
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	67,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	113,966

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	284,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,178,282
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	790,100
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	91,200
State Street Bank & Trust Co.	454,400
National Westminster Bank	120,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	58,700
Citibank NA Toronto	23,500
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,137,568

Chase Manhattan Nominee Ltd. Australia	48,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	988,300
Mellon Bank N.A. London Branch London United Kingdom	165,516
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	61,425
Bank One London	212,600
Clydesdale Bank plc	77,000
JP Morgan Chase Bank	15,500
TOTAL	**15,287,891**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	16,036
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	35,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,146,342
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	30,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	314,100
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	142,918
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	44,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	11,300

Morgan Stanley	12,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	130,018
J.P. Morgan	860,083
National Westminster Bank	24,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	29,600
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	60,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	67,352
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	354,080
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	20,700
TOTAL	3,300,529

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,711,457
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	615,105
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	19,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	1,158,650
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	151,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	34,600
Citibank London 11 Old Jewry London EC2R 8D8 UK	63,200
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	82,400

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	390,857
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	38,400
State Street Bank & Trust Co.	479,596
Sumitomo Trust & Banking Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103	22,300
Citibank	18,900
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	23,600
Citibank NA Toronto	246,757
State Street Australia Limited Australia	29,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	89,300

JP Morgan Chase Bank	223,600
TOTAL	**5,399,022**

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	30,017,272
TOTAL	30,767,272

Press releases

25 November 2005

Financial Times makes three senior appointments

- *Martin Dickson appointed Deputy Editor*
- *Chrystia Freeland appointed Managing Editor, US Edition*
- *Robert Shrimsley appointed News Editor*

London: The Financial Times today announced three senior appointments.

Martin Dickson is appointed Deputy Editor. Currently Editor of the highly respected Lombard column, Dickson has over 20 years experience in senior financial and corporate reporting roles at the FT. He will be based in London.

He replaces Chrystia Freeland who has been appointed US Managing Editor. She will now be responsible for the FT's American edition in print and online, and will be based in New York.

Robert Shrimsley is appointed News Editor. He currently writes the daily Notebook column and has held several senior roles at the FT including UK News Editor and Chief Political Correspondent. He will be based in London, and also oversee the FT's news-desks in New York and Hong Kong.

Lionel Barber, Editor of The Financial Times commented: "I've appointed three highly respected and experienced journalists to these senior roles. They will drive and shape our editorial agenda, in the UK and internationally, and ensure our business news, comment and analysis is the sharpest and most incisive of any global news organisation.?

Further information

Biographies and photographs available

For further information: Joanna Manning-Cooper. +44 (0) 207 873 4447

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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